UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FOREMOST LITHIUM RESOURCE & TECHNOLOGY LTD.
(Name of Issuer)
COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)
345510200
(CUSIP Number)
Jason Barnard 822 17th Street E North Vancouver, British Columbia, Canada, V7L 2X1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	345510200
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jason Barnard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
329,819 common shares (the “Common Shares”) (1)
	8	SHARED VOTING POWER
86,265 Common Shares (2)
	9	SOLE DISPOSITIVE POWER
329,819 Common Shares (1)
	10	SHARED DISPOSITIVE POWER
86,265 Common Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
416,084 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.38%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Note:

(1)These 329,819 Common Shares consist of (i) 162,128 Common Shares held by Claimbank Exploration Inc., and (ii) 167,691 Common Shares held by Ora Nutraceuticals Inc.  Mr. Barnard has voting and dispositive power over the Common Shares held by Claimbank Exploration Inc. and Ora Nutraceuticals Inc.

(2)These 86,265 Common Shares consist of (i) 17,488 Common Shares held by the Reporting Person’s wife, (ii) 15,000 Common Shares issuable upon exercise of stock options held by the Reporting Person’s wife, and (iii) 53,777 Common Shares held by 1374646 B.C. Ltd.  The Reporting Person’s wife has voting and dispositive power over the Common Shares held by 1374646 B.C. Ltd.

(3)Based on 4,008,389 Common Shares, inclusive of 3,993,389 Common Shares issued and outstanding as of August 21, 2023, plus 15,000 Common Shares issuable upon exercise of stock options held by the Reporting Person’s wife.

SCHEDULE 13D

CUSIP No.	345510200
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christina Barnard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
86,265 Common Shares (1)
	8	SHARED VOTING POWER
329,819 Common Shares (2)
	9	SOLE DISPOSITIVE POWER
86,265 Common Shares (1)
	10	SHARED DISPOSITIVE POWER
329,819 Common Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
416,084 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.38%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Note:

(1)These 86,265 Common Shares consist of (i) 17,488 Common Shares held by the Reporting Person, (ii) 15,000 Common Shares issuable upon exercise of stock options held by the Reporting Person, and (iii) 53,777 Common Shares held by 1374646 B.C. Ltd.  The Reporting Person has voting and dispositive power over the Common Shares held by 1374646 B.C. Ltd.

(2)These 329,819 Common Shares consist of (i) 162,128 Common Shares held by Claimbank Exploration Inc., and (ii) 167,691 Common Shares held by Ora Nutraceuticals Inc.  The Reporting Person’s husband has voting and dispositive power over the Common Shares held by Claimbank Exploration Inc. and Ora Nutraceuticals Inc.

(3)Based on 4,008,389 Common Shares, inclusive of 3,993,389 Common Shares issued and outstanding as of August 21, 2023, plus 15,000 Common Shares issuable upon exercise of stock options held by the Reporting Person.

Item 1.Security and Issuer

This statement relates to the voting common shares, without par value, of Foremost Lithium Resource & Technology Ltd., a British Columbia, Canada corporation (the "Issuer"). The Issuer maintains its principal executive office at 250-750 West Pender Street, Vancouver, British Columbia, V6C 2T7, Canada.  Due to inadvertence, no statement was filed previously by the Reporting Persons named herein, and this statement is being filed at this time to correct that oversight.  The information has been reflected in various public filings made by the Issuer.

Item 2.Identity and Background

Name:

This statement is filed by Jason Barnard and Christina Barnard (the “Reporting Persons”).

Residence or Business Address:

The Reporting Persons’ address is:

822 17th Street E
North Vancouver, British Columbia
Canada, V7L 2X1

Present Principal Business or Occupation:

Jason Barnard’s principal occupation is acting as the Chief Executive Officer and Director of the Issuer.

Christina Barnard’s principal occupation is acting as Chief Operating Officer of the Issuer.

Place of Organization or Citizenship:

Jason Barnard and Christina Barnard are Canadian citizens.

Criminal Proceedings:

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

The Reporting Persons are required to file a Schedule 13D with the Securities and Exchange Commission as a result of the Issuer becoming subject to the reporting obligations under the Act on August 21, 2023.  As of August 21, 2023, the Reporting Persons together held 416,084 Common Shares of the Issuer’s common stock.

Item 4.Purpose of Transaction

See Item 3 above.

The Reporting Persons reserve the right to formulate other plans or make other proposals and take other actions with respect to their interest in the Issuer. Depending on market conditions and other factors, the Reporting Persons may acquire or dispose of securities of the Issuer as the Reporting Persons may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Persons continue to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase their cash position. The Reporting Persons may also reconsider and change their plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The filing of this statement by the Reporting Persons shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)The information contained in the cover page for the Reporting Persons are being incorporated by reference herein with respect to their beneficial ownership.

(b)The information contained in the cover page for the Reporting Persons are being incorporated by reference herein with respect to their voting and disposition power.

(c)As of August 21, 2023, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Persons other than as disclosed herein.

(d)As of August 21, 2023, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement between Jason Barnard and Christina Barnard

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2024.

/s/ Jason Barnard

_________________________

Name:  Jason Barnard

/s/ Christina Barnard

_________________________

Name:  Christina Barnard

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